Kenneth G. Eade

Attorney at Law

190 N. Canon Drive, Suite 420

Beverly Hills, California 90210

(310) 275-3055 Fax: (310) 275-3150

July 29, 2005

Robert F. Telewicz, Jr.

Staff Accountant

U.S. Securities and Exchange Commission

Washington, D.C.  20549

Re:

Form 8K filed July 20, 2005

File No. 0-50955

Dear Mr.Telewicz:

In response to your comments of July 25, 2005, we are herewith filing an amendment to the Form 8-K.  All of the information required by Item 4.02(a) of Form 8-K has been set forth in full therein, including the date of the conclusion regarding the non-reliance on the financial statements and a statement fo whether the board of directors has discussed the matters with our independent accountant.

The certifying officers have reconsidered the effect on the adequacy of our disclosure controls and procedures as of the end of the period covered by our Form 10-QSB for the period ended March 31, 2005, and our Form 10KSB for the year ended December 31, 2004 in the light of the errors we have discovered.  The company has hired the firm of Gross Mendelsohn and Associates of Baltimore, Maryland, a member firm of BKR International, as our accountants, who have worked closely with our management and our independent accountant on resolving your comments, and who will continue to work with management ona regular basis, in compiling the Company’s financial statements and disclosures for our quarterly and annual reports.  The certifying officers, who also constitute the board of directors, feel that the measure they have taken in appointing the Gross Mendelsohn firm constitutes an improvement to the Company’s disclosure controls, and reduces the risk that such an accounting error will occur in the future.

The company hereby acknowledges that it is responsible for the adequacy and accuracy of its filings, that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing, and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

KENNETH G. EADE